15026535

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68699

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/14** AND ENDING **3/31/15**
mm/dd/yy mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Barnard/Montague Securities, LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 California Street, Suite 800
(No. and Street)

San Francisco **California** **94108**
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeanne Montague **415-928-2183**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200 **Walnut Creek** **California** **94596**
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 28 2015
REGISTRATIONS BRANCH
17

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Jeanne Montague**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Barnard/Montague Securities, LLC**, as of **March 31, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Jeanne Montague
Signature

JEANNE MONTAGUE
Chief Compliance Officer

Notary Certificate Attached
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A Notary Public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

California All-Purpose Acknowledgement

State of California }
County of Sonoma } SS.

On May 27th 2015 before me, Michelle Jackson, Notary Public

personally appeared Jeanne Montague,
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature M Jackson **(Seal)**

MICHELLE JACKSON
COMM. #2044208
NOTARY PUBLIC - CALIFORNIA
SONOMA COUNTY
My Comm. Expires Oct. 27, 2017
JER-1

Optional

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of the Attached Document:

Title of Type of Document: Oath or Affirmation

Document Date: ______________ Number of Pages: ______________

Signer(s) Other Than Named Above: ______________

Barnard/Montague Securities, LLC

March 31, 2015

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Members
Barnard/Montague Securities, LLC

We have audited the accompanying statement of financial condition of Barnard/Montague Securities, LLC (the "Company") as of March 31, 2015, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Barnard/Montague Securities, LLC as of March 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 of the Securities Exchange Act of 1934. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter + Associates

Walnut Creek, California

May 26, 2015

Barnard/Montague Securities, LLC

Statement of Financial Condition

March 31, 2015

Assets		
Cash	$	16,966
Prepaid expenses and other assets		3,691
Total Assets	$	20,657
Liabilities and Members' Equity		
Accounts payable and accrued liabilities	$	9,872
Total Liabilities		9,872
Members' Equity		10,785
Total Liabilities and Members' Equity	$	20,657

See accompanying notes.

Barnard/Montague Securities, LLC

Statement of Operations

For the Year Ending March 31, 2015

Revenue		
Investment banking fees	$	56,250
Total Revenue		56,250
Operating Expenses		
Guaranteed Payments		52,187
Professional fees		19,200
Regulatory fees		946
Other operating expenses		4,898
Total Expenses		77,231
Net Loss	$	(20,981)

See accompanying notes.

Barnard/Montague Securities, LLC

Statement of Changes in Members' Equity

For the Year Ending March 31, 2015

		Total
April 1, 2014	$	18,234
Member contributions		13,532
Net loss		(20,981)
March 31, 2015	$	10,785

See accompanying notes.

Barnard/Montague Securities, LLC

Statement of Cash Flows

For the Year Ending March 31, 2015

Cash Flows from Operating Activities		
Net loss	$	(20,981)
Adjustments to reconcile net loss to net cash provided by operating activities:		
(Increase) decrease in:		
Prepaid expenses and other assets		(2,096)
Increase (decrease) in:		
Accounts payable and accrued liabilities		7,372
Net Cash Used in Operating Activities		(15,705)
Cash Flows from Financing Activities		
Contributions		13,000
Net Cash Provided by Financing Activities		13,000
Net Decrease in Cash and Cash Equivalents		(2,705)
Cash and cash equivalents at beginning of year		19,671
Cash and Cash Equivalents at End of Year	$	16,966

Supplemental Disclosure of non cash financing activity:

Payable forgiven as member contribution	$	532

See accompanying notes.

Barnard /Montague Securities, LLC

Notes to the Financial Statements

March 31, 2015

1. **Organization**

Barnard/Montague Securities, LLC (the "Company") was organized as a California limited liability company on June 4, 2010 as Bering Strait Capital LLC. In February 2012 it changed its name to Barnard/Montague Securities, LLC. The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in February 2012. The Company advises public and private companies on mergers, acquisitions, and other corporate matters on a fee basis.

2. **Significant Accounting Policies**

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
Accounts receivable represents amounts that have been billed to clients in accordance with the Company's engagement letters with respective clients that have not yet been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

Investment Banking Fees
Investment banking revenues are earned from providing private placement and advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, is taxed as a Partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its Members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California limited liability company tax of $800 and a California limited liability company fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions before 2010.

3. Risk Concentration

For the year ending March 31, 2015, 100% of investment banking fees were earned from one client.

4. Related Party Transactions

Barnard/Montague Capital Advisors LLC ("BMCA") provides office space and pays most overhead expenses for the Company. The Company has no obligation to reimburse or compensate BMCA. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At March 31, 2015, the Company's net capital was $7,094 which exceeded the requirement by $2,094.

6. Subsequent Events

The Company has evaluated subsequent events through May 26, 2015 the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Barnard/Montague Securities, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of March 31, 2015

Net Capital		
Total members' equity	$	10,785
Less: Non-allowable assets		
Prepaid expenses and other assets		3,691
Total non-allowable assets		3,691
Net Capital		7,094
Net minimum capital requirement of 6/23 % of aggregate indebtedness of $9,872 or $5,000, whichever is greater		5,000
Excess Net Capital	$	2,094

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of March 31, 2015)

Net capital as reported in Company's Part II of Form x-17A-5 as of December 31, 2014	$	6,563
Increase in non-allowable assets		(3,300)
Increase in members' equity		3,831
Net capital per above computation	$	7,094

See accompanying notes.

Barnard /Montague Securities, LLC
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended March 31, 2015

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended March 31, 2015

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Members
Barnard/Montague Securities, LLC

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Barnard/Montague Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions for the year ended March 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

E Wintter + Associates

Walnut Creek, California

May 26, 2015

SEA 15c3-3 Exemption Report

I, Jeanne Montague, Chief Compliance Officer of Barnard/Montague Securities, LLC, (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;
2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of March 31, 2015 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,

Jeanne Montague

Jeanne Montague
Chief Compliance Officer